EXHIBIT 4.10

AMENDMENT
TO
CERTIFICATE OF DESIGNATIONS, PREFERENCES AND RIGHTS OF
SERIES A CONVERTIBLE PREFERRED STOCK
OF
MATRITECH, INC.

FILED IN THE SECRETARY OF
STATE OF DELAWARE ON MARCH 4, 2005

Matritech, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”),

DOES HEREBY CERTIFY (Pursuant to Section 242 of the Delaware General Corporation Law):

1.  The name of the Corporation is Matritech, Inc.;

2.  That a Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock of Matritech, Inc. (the “Certificate”) was filed with the Secretary of State of Delaware on March 4, 2005;

3.  That pursuant to the provisions of Section 9 of the Certificate, the Certificate was previously amended on January 13, 2006; and

4.  That pursuant to the provisions of Section 9 of the Certificate, the Corporation and the holders of at least 75% of the outstanding Series A Preferred Stock have consented in writing to further amend the Certificate as follows:

To delete subsection (c) of Section 6 in its entirety and substitute in place thereof the following:

“(c) incur, assume or suffer to exist any indebtedness for borrowed money in excess of $12,000,000 in the aggregate, other than indebtedness incurred pursuant to a receivable or equipment lease financing and indebtedness outstanding on March 4, 2005 which has not been subsequently amended to increase the amount of indebtedness or the interest rate applicable thereto;”

IN WITNESS WHEREOF, said Matritech, Inc. has caused this Amendment to be signed by Stephen D. Chubb, its Chief Executive Officer, this 19th day of January, 2007.

MATRITECH, INC.

By: ________________________
Name: Stephen D. Chubb
Title: Chief Executive Officer